StoneBridge Acquisition Corp.

One World Trade Center Suite 8500

New York, NY 10007

November 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

United States of America

Re:	StoneBridge Acquisition Corp. (the “Company”)

Registration Statement on Form F-4, as amended

File No. 333-272915

Dear Ms. Mansaray:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the above-referenced Registration Statement on Form F-4 (File No. 333-272915) be accelerated by the Securities and Exchange Commission so as to permit it to become effective at 4:00 p.m. Washington D.C. time on November 9, 2023, or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time.

Please call Michael J. Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

StoneBridge Acquisition Corp.

By:	/s/ Bhargav Marepally
Name:	Bhargav Marepally
Title:	Chief Executive Officer

cc: Michael J. Blankenship, Winston & Strawn LLP